UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PLAYA HOTELS & RESORTS N.V

(Name of Subject Company)

PLAYA HOTELS & RESORTS N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Par Value €0.10 Per Share

(Title of Class of Securities)

N70544104

(CUSIP Number of Class of Securities)

Tracy M.J. Colden, Executive Vice President and General Counsel

Keizersgracht 555

1017 DR Amsterdam, the Netherlands

+ 31 20 240 9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael E. McTiernan

Katherine Keeley

Weston Gaines

Hogan Lovells US LLP

555 13th Street

Washington, District of Columbia 20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 14D-9 of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), originally filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2025 (together, with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the tender offer by HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly-owned subsidiary of Hyatt Hotels Corporation, a Delaware corporation (“Hyatt”), to purchase all of the issued and outstanding Shares at a purchase price of $13.50 per Share payable in cash (the “Offer Consideration”), less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by replacing “5:00 p.m., New York City time, on April 25, 2025” in the second paragraph of such section with “5:00 p.m., New York City time, on May 23, 2025.”

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by adding the following paragraph after the last paragraph of such section:

“The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on April 25, 2025, has been extended in accordance with the Purchase Agreement until 5:00 p.m., New York City time, on May 23, 2025, unless further extended or earlier terminated in accordance with the Purchase Agreement. On April 28, 2025, Hyatt issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(D) to the Schedule 14D-9 and is incorporated by reference herein.”

Item 9.

EXHIBITS

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Hyatt, dated April 28, 2025 (incorporated by reference to Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO Amendment No. 4 filed by Hyatt and Buyer on April 28, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Playa Hotels & Resorts N.V.

By:	/s/ Tracy M.J. Colden
Name: Tracy M.J. Colden
Title: Executive Vice President and General Counsel

Date: April 28, 2025